UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. __)

1.	Name of the Registrant:

Everbridge, Inc.

2.	Name of Person Relying on Exemption:

Ancora Alternatives LLC

3.	Address of Person Relying on the Exemption:

6060 Parkland Blvd.

Suite #200

Cleveland, Ohio 44124

4.	Written Material. The following written materials are attached:

Press Release, dated May 4, 2022.

Investor Presentation, dated May 4, 2022. See Exhibit 99.1.

*   *   *

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora Alternatives LLC is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora Alternatives LLC and its affiliates.

PLEASE NOTE: Ancora Alternatives LLC is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

Ancora Issues Presentation Regarding its Intention to Withhold Support for Four Directors at Everbridge’s Upcoming Annual Meeting

Intends to Withhold Support for Chairman Jaime Ellertson and Three Long-Tenured Directors Who Should Be Held Accountable for Abysmal Capital Allocation, Compensation Decisions and Corporate Oversight

Presentation Highlights Mr. Ellertson’s Questionable Track Record and Alarming Conflicts of Interest, Including his Apparent Poaching of Company Executives to his Venture Capital Firm

CLEVELAND--(BUSINESS WIRE)--Ancora Holdings Group, LLC ("Ancora"), a significant stockholder of Everbridge, Inc. (NASDAQ: EVBG) (“Everbridge” or the “Company”), today issued a presentation that details its rationale for withholding support for four current members of the Company’s Board of Directors (the “Board”) at the 2022 Annual Meeting of Stockholders (the “Annual Meeting”). A downloadable PDF of the presentation can be found above.

Fredrick D. DiSanto, Chairman and Chief Executive Officer of Ancora, and James Chadwick, President of Ancora Alternatives LLC, commented:

“We believe all of our fellow stockholders should know why Ancora intends to withhold support for four incumbents – Chairman Jaime Ellertson, Bruns Grayson, Richard D’Amore and Kent Mathy – at the Company’s Annual Meeting. In our view, these long-tenured Board members have presided over abysmal stockholder returns, concerning conflicts of interest, dismal capital allocation and governance, and a variety of value-destructive missteps. The declines in Everbridge’s stock price in recent years appear to make this argument irrefutable. More recently, these individuals have dismissed our feedback and resisted exploring strategic alternatives that we believe are readily available to the Company. This is particularly appalling when considering that our analysis suggests a sale of the Company to a well-capitalized acquirer could deliver more than $70 per share or a more than 50% premium to current trading prices.1 It is clearly time for Mr. Ellertson and his long-time boardroom allies to be held accountable.”

As noted, a downloadable PDF of Ancora’s presentation can be found above.

About Ancora

Founded in 2003, Ancora Holdings Group, LLC offers integrated investment advisory, wealth management and retirement plan services to individuals and institutions across the United States. The firm's comprehensive service offering is complemented by a dedicated team that has the breadth of expertise and operational structure of a global institution, with the responsiveness and flexibility of a boutique firm. For more information about Ancora, please visit https://ancora.net.

Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. Ancora is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Ancora and its affiliates.

PLEASE NOTE: Ancora is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

Contacts

Longacre Square Partners

Greg Marose / Bela Kirpalani, 646-386-0091

gmarose@longacresquare.com / bkirpalani@longacresquare.com

1 Ancora estimate of more than $70 per share reflects approximately 7.5x EV/Sales and comparable public and private transactions in the sector.